Beamz Interactive, Inc.
15354 N. 83rd Way
Suite 101
Scottsdale, Arizona 85260

November 13, 2014

Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D. C.  20549
Attn: Justin Kisner

Re:           Beamz Interactive, Inc.
Preliminary Schedule 14C
Filed November 5, 2014
File No. 0-54662

Dear Mr. Kisner:

On behalf of Beamz Interactive, Inc., this letter responds to your oral comment of November 10, 2014.  The Company’s answer is set forth below under our summary of your comment.  Attached hereto as Exhibit A is a revised version of the disclosure in question, which we propose to include in our definitive filing.

Matter One: The Approval of the Company’s Fifth Amended and Restated Certificate of Incorporation, Page 5

1.
Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the transactions so contemplated. Additionally, please expressly state that other than the transactions specifically described, you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

RESPONSE: The Company has revised the description of the purpose for increasing the number of authorized shares of common stock to include specific examples of future uses of the additional authorized shares of common stock and to expressly state that the Company has no other plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Company Acknowledgements

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Michael Laussade at (214) 953-5805 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely, /s/ Joan W. Brubacher Joan W. Brubacher President and Chief Financial Officer

cc:  Michael L. Laussade, Jackson Walker L.L.P.

EXHIBIT A
REVISED DISCLOSURE

Rationale for Proposal

In connection with the ongoing operation of our business we will likely be required to issue shares of our Common Stock in connection with the following:

•	Equity grants to employees, officers, and directors under the Company’s employee benefit and incentive plans.
•	Offerings of Common Stock, convertible preferred stock, warrants, and convertible debt to finance future operations and growth.
•	Equity grants to be made as compensation for consultants and other service providers.
•	Shares issued upon the exercise or conversion of the Company’s currently outstanding warrants and convertible debt.

Other than issuances with respect to the transactions described above, the Company has no plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional shares of Common Stock; however, to the extent such issuances occur, they will result in dilution to our current stockholders. Our Board of Directors believes it is in the Company’s best interests and the best interests of our stockholders to increase the number of authorized shares of our Common Stock to provide a sufficient number of authorized shares to allow for transactions such as those described above and such other purposes as our Board of Directors determines in the future.

The increase in the number of authorized shares of our Common Stock to a level that continues to provide a meaningful number of authorized but unreserved shares will permit our Board of Directors to issue additional shares of our Common Stock without further approval of our stockholders, and our Board of Directors does not intend to seek stockholder approval prior to any issuance of the authorized capital stock unless stockholder approval is required by applicable law or stock market or exchange requirements.  Our issuance of additional shares of our Common Stock may result in substantial dilution to our existing stockholders, and such issuances may not require stockholder approval.

Our Certificate of Incorporation does not provide that stockholders have a right to cumulate votes for the election of directors or for any other purpose. When allowed, cumulative voting may allow a minority stockholder or group of stockholders to elect at least one member of a corporation’s board. As such, the lack of a provision for cumulative voting in our Certificate of Incorporation may have the effect of impeding the efforts of a stockholder or group of stockholders attempting to gain board representation.

Other than the provisions noted above, we do not have in place provisions which may have an anti-takeover effect. The increase in the number of authorized shares of our Common Stock to provide a sufficient number of authorized but unreserved shares to allow for the issuance of shares of our Common Stock under various scenarios may be construed as having an anti-takeover effect by permitting the issuance of shares of our Common Stock to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions in our certificate of incorporation or bylaws.  The increase in the authorized number of shares of our Common Stock did not result from our knowledge of any specific effort to accumulate our securities or to obtain control of us by means of a merger, tender offer, proxy solicitation in opposition to management or otherwise, and we did not take such action to increase the authorized shares of our Common Stock to enable us to frustrate any efforts by another party to acquire a controlling interest or to seek representation on our Board of Directors.

The holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by our stockholders.

The holders of our Common Stock are entitled to receive dividends when, as, and if declared by our Board of Directors out of funds legally available therefore.  We do not intend to declare and pay dividends in the near future.  In the event of our liquidation, dissolution or winding up, the holders of the shares of our Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over our Common Stock.  Holders of shares of our Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our Common Stock.